

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Michael K. Slattery, Esq.
General Counsel
ADS Waste Holdings, Inc.
90 Fort Wade Road
Ponte Vedra, Florida 32081

> **Re: ADS Waste Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 21, 2015**
> **File No. 333-206508**

Dear Mr. Slattery:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Outside Front Cover Page</u>

1.   Please state on the cover page of the prospectus that you are a controlled company.

<u>Market, Industry and Other Data, page i</u>

2.   Please tell us whether the information from third-party sources was prepared for you for use in this prospectus. If so, please file a consent. Please refer to Securities Act Rule 436.

Prospectus Summary, page 1

3.   Please revise to balance the disclosure in this section. For instance, we note your history of net losses and indebtedness.

Our Company, page 1

4.   You quantify here and on page 86 that you generated revenues of $1.4 billion, adjusted EBITDA of $385.5 million and cash flow from operations of $271.1 million for "the twelve months ended June 30, 2015." It appears the $1.4 billion represents revenue for the twelve months ended December 31, 2014, but it is not clear from which period you have quantified adjusted EBITDA and cash flow from operations. Please revise accordingly. Also on page 3 and wherever you quantify adjusted EBITDA, please revise to also quantify net loss. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

5.   We note your disclosure on page 2 and elsewhere in your prospectus that you have historically maintained a "high" C&I customer retention. Please revise your disclosure throughout your prospectus to include an approximate C&I customer retention percentage.

Summary Consolidated Financial Information and Other Data, page 13

6.   On page 16, we note the non-GAAP measure Adjusted free cash flow as a percentage of total revenue, which revenue also includes those from discontinued operations. It is not clear to us why this measure would be useful since it includes non-recurring amounts. Therefore, please explain to us why this measure does not exclude the impact of discontinued operations.

Risk Factors, page 17

We may lose contracts through competitive bidding, early termination . . ., page 17

7.   Please tell us the frequency with which your customers terminate their contracts. Please also tell us what protections, if any, you have included in your contracts to address the possibility of customer terminations.

Our debt agreements contain restrictions that limit our flexibility in operating . . ., page 31

8.   Please reconcile your disclosure that you may not be able to incur additional indebtedness with the disclosure in your immediately preceding risk factor that you will still be able to incur significant amounts of debt.

Use of Proceeds, page 40

9.   Please disclose the information required by Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis, page 48

Liquidity and Capital Resources, page 69

10.   You disclose the reasons for the working capital deficit at both June 30, 2015 and
        December 31, 2014. Please revise to disclose the reason(s) for the working capital deficit
        at both June 30, 2014 and December 31, 2013 and address whether such a deficit can be
        expected for the foreseeable future and why.

11.   We note no amounts were outstanding under your $300.0 million revolving credit
        facility. Since we note from page F-34 that there were $58.1 million of letters of credit
        outstanding under the revolver, please revise to quantify the amount available for
        borrowing thereunder for the periods presented. Given your significant indebtedness,
        please quantify as well any amounts available under the Term Loan B facility.

Critical Accounting Policies and Estimates, page 74

12.   Please revise your Landfill Accounting policy beginning on page 75 to address why you
        were ordered to close existing landfill space at your Moretown, Vermont landfill facility
        in July 2013, as disclosed on page 19. It appears that the disclosure on page 104
        regarding the November 2014 complaint against this facility is unrelated to the forced
        closure.

Quantitative and Qualitative Disclosures About Market Risk, page 82

13.   Please disclose all of the information required by Item 305 of Regulation S-K.

Business, page 85

Residential Collection Market, page 88

14.   Please revise your disclosure to discuss generally the lengths of your long-term
        residential collection service contracts.

Adjacent Market Categories, page 89

15.   We note your disclosure regarding opportunities in adjacent market categories. However, it is not clear from your disclosure the extent of the opportunity that these two categories present to your company. Please expand your disclosure to discuss in more detail and to quantify, if possible, the opportunities presented by each category. By way of example, please discuss whether you have existing landfills with available waste volume in close proximity to ash producing facilities and energy waste producing sites? Are your waste sites compliant with environmental sustainable collection practices?

Collection Services, page 94

16.   Please expand your disclosure to discuss the percentage of residential services done via long-term contracts with government entities and the percentage of residential services done via contracts with individual households.

Legal Proceedings, page 104

17.   We note management's belief that none of your legal proceedings or regulatory investigations will have a material adverse effect on your financial condition, results of operations or cash flows. If it is reasonably possible that an amount of loss in excess of any amounts accrued could materially impact your results of operations, financial position, and/or cash flows, please revise to disclose an estimate of the range of reasonably possible loss in excess of accrual or disclose that you are unable to make such an estimate.

Cash Bonus Opportunities, page 114

Fiscal 2014 MIP, page 114

18.   We note your disclosure regarding your Compensation Committee's ability to make adjustments to address "special situations." Please expand your disclosure to specify examples of "special situations" where the Compensation Committee would or may exercise its discretion.

Consolidated Statements of Cash Flows, page F-9

19.   Please revise to comply with the reporting requirements of ASC 205-20-50-5Bc regarding the presentation of the cash flows of your discontinued operations.

Exhibits

20.   We note that you have not included the required XBRL interactive data exhibit with this registration statement. Please refer to Item 601(b)(101) of Regulation S-K and file the required XBRL interactive data.

21.   We note your reference to a stockholder agreement on page 110. Please file such agreement with your next amendment. See Item 601(b)(4) of Regulation S-K.

22.   Please have your auditors revise their consent to refer to the proper Registration Statement Number or otherwise remove the actual number.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do (Staff Accountant) at 202-551-3743 or Al Pavot (Staff Accountant) at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Via E-Mail
        Jonathan M. DeSantis
        Shearman & Sterling LLP